SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

November 3, 2008

[redacted]

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosure

11/13

United States Sec Filing
November 3, 2008

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated October 1, 2008

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 1, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: RZN

Sultan Minerals Inc. Reports Unusual Share Volume

Vancouver, BC – October 1, 2008 – Trading in Sultan Minerals Inc. (SUL-TSX.V) ("Sultan") shares have experienced unusual volumes in the past two days with volumes reaching 7.5 million shares September 30, 2008. Most of the volume is attributed to selling from Cormark Securities which has accounted for 6.8 million shares of selling on September 30 and October 1, 2008.

Sultan would like to assure investors that there have been no changes to Sultan's fundamentals and Sultan believes that this selling activity is attributable to other factors in the market place.

Sultan is currently awaiting assay results from its ongoing summer drill and trenching program on the Jersey Emerald Property and from a trenching program on the Kena Gold Property. Sultan has also contracted Giroux Consultants to update the resource estimate for tungsten on the Jersey-Emerald Property.

Haywood Securities has released a Tungsten Industry Report (September 29, 2008) detailing the outlook for tungsten metal. A summary of the report can be found at the following link:
http://www.mineweb.com/mineweb/view/mineweb/en/page39?oid=63513&sn=Detail

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

Or

Barbara Komorowski, or **Eric St.-Pierre**
Renmark Financial Communications
Tel: (514) 939-3989
Email: bkomorowski@renmarkfinancial.com

END